Exhibit 99.1

Baidu Announces Third Quarter 2015 Results

BEIJING, China, October 29, 2015 – Baidu, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced its unaudited financial results for the third quarter ended September 30, 20151.

“With mobile accounting for nearly two-thirds of Baidu’s search traffic and China squarely in a mobile age, Baidu is pioneering and redefining the mobile experience for users in China. We further extended the reach of our platform by deeply integrating and connecting search and maps with transaction services,” said Robin Li, chairman and CEO of Baidu. “We have made great momentum in O2O and seen strong progress in transaction services for Baidu,” Li said.

“We delivered another solid quarter, with mobile growing its contribution. The momentum in transaction services gives us the confidence to continue investing,” said Jennifer Li, CFO of Baidu. “We will invest in ways that leverage and buttress our competitive advantage,” she said.

Third Quarter 2015 Operational Highlights

•	Mobile search monthly active users (MAUs) were 643 million for the month of September 2015, an increase of 26% year-over-year

•	Mobile maps MAUs were 326 million for the month of September 2015, an increase of 34% year-over-year

•	Gross merchandise value[2] (GMV) for Transaction Services totaled RMB60.2 billion ($9.5 billion) for the third quarter of 2015, an increase of 119% year-over-year

•	Baidu Wallet activated accounts reached 45 million at the end of September 2015, an increase of 520% year-over-year

Share Repurchase

In the third quarter of 2015, the Company completed its share repurchase program authorized by the board of directors in July 2015. Under the program, the Company repurchased approximately 6.0 million ADSs for approximately $1 billion. On October 22, 2015, Baidu’s board of directors authorized a new share repurchase program under which the Company may repurchase up to $2 billion of its shares over the next 24 months.

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.3556 to US$1.00, the effective noon buying rate as of September 30, 2015 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
[2]	Gross merchandise value (GMV) for Transaction Services is defined as GMV generated by Qunar, Baidu Nuomi and Baidu Takeout Delivery. GMV generated by Qunar is defined as the value of confirmed orders of products and services, excluding cancellations. GMV generated by Baidu Nuomi and Baidu Takeout Delivery is defined as the value of confirmed orders of products and services, regardless of whether the service has been consumed or delivered.

Third Quarter 2015 Financial Highlights

•	Total revenues in the third quarter of 2015 were RMB18.383 billion ($2.892 billion), a 36.0% increase from the corresponding period in 2014. Mobile revenue represented 54% of total revenues for the third quarter of 2015, compared to 37% for the corresponding period in 2014.

•	Operating profit in the third quarter of 2015 was RMB2.512 billion ($395.2 million), a 35.9% decrease from the corresponding period in 2014. Transaction Services[3] reduced non-GAAP operating margins by 32.0 percentage points and iQiyi further reduced non-GAAP operating margins by 5.4 percentage points.

•	Net income attributable to Baidu in the third quarter of 2015 was RMB2.841 billion ($447.0 million), a 26.7% decrease from the corresponding period in 2014. Diluted earnings attributable to Baidu per ADS for the third quarter of 2015 were RMB7.92 ($1.25); diluted earnings attributable to Baidu per ADS excluding share-based compensation expenses (non-GAAP) for the third quarter of 2015 were RMB9.07 ($1.43).

Third Quarter 2015 Results

Baidu reported total revenues of RMB18.383 billion ($2.892 billion) for the third quarter of 2015, representing a 36.0% increase from the corresponding period in 2014.

Online marketing revenues for the third quarter of 2015 were RMB17.680 billion ($2.782 billion), representing a 31.7% increase from the corresponding period in 2014. Baidu had approximately 623,000 active online marketing customers4 in the third quarter of 2015, representing a 20.7% increase from the corresponding period in 2014 and a 5.6% increase from the second quarter of 2015. Revenue per online marketing customer for the third quarter was approximately RMB28,300 ($4,453), a 9.3% increase from the corresponding period in 2014 and a 3.3% increase compared to the second quarter of 2015.

Traffic acquisition cost as a component of cost of revenues was RMB2.411 billion ($379.4 million), representing 13.1% of total revenues, as compared to 12.9% in the corresponding period in 2014 and 12.7% in the second quarter of 2015.

Bandwidth costs as a component of cost of revenues were RMB970.0 million ($152.6 million), representing 5.3% of total revenues, compared to 5.6% in the corresponding period in 2014.

[3]	Transaction Services (formerly O2O & Other) includes Qunar, Baidu Nuomi, Baidu Takeout Delivery, Baidu Maps, Baidu Connect, Baidu Wallet and other products.
[4]	The number of active online marketing customers and revenue per online active customer exclude those associated with our group-buying and takeout delivery related businesses for consistency with previous reporting.

Depreciation costs as a component of cost of revenues were RMB657.3 million ($103.4 million), representing 3.6% of total revenues, compared to 3.8% in the corresponding period in 2014.

Content costs as a component of cost of revenues were RMB914.5 million ($143.9 million), representing 5.0% of total revenues, compared to 3.7% in the corresponding period in 2014, and 5.1% in the previous quarter. The year-over-year increase was mainly due to iQiyi’s increased content costs.

Selling, general and administrative expenses were RMB5.702 billion ($897.1 million), representing an increase of 111.2% from the corresponding period in 2014, primarily due to an increase in promotional spending for transaction services.

Research and development expenses were RMB2.690 billion ($423.2 million), a 46.9% increase from the corresponding period in 2014. The increase was primarily due to an increase in the number of research and development personnel.

Share-based compensation expenses, which were allocated to related operating costs and expense line items, were RMB400.3 million ($63.0 million) in the third quarter of 2015, compared to RMB234.2 million in the corresponding period in 2014 and RMB354.7 million in the second quarter of 2015. The increase from the corresponding period in 2014 was a result of increased share grants to employees.

Operating profit was RMB2.512 billion ($395.2 million), representing a 35.9% decrease from the corresponding period in 2014. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB2.912 billion ($458.2 million), a 29.9% decrease from the corresponding period in 2014.

Income tax expense was RMB590.5 million ($92.9 million), compared to an income tax expense of RMB656.8 million in the corresponding period in 2014. The effective tax rate for the third quarter of 2015 was 19.4% as compared to 15.5% for the corresponding period in 2014 and 19.0% in the second quarter of 2015.

Net income attributable to Baidu was RMB2.841 billion ($447.0 million), representing a 26.7% decrease from the corresponding period in 2014. Basic and diluted earnings per ADS for the third quarter of 2015 amounted to RMB7.94 ($1.25) and RMB7.92 ($1.25), respectively.

Net income attributable to Baidu excluding share-based compensation expenses (non-GAAP) was RMB3.241 billion ($510.0 million), a 21.1% decrease from the corresponding period in 2014. Basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) for the third quarter of 2015 amounted to RMB9.09 ($1.43) and RMB9.07 ($1.43), respectively.

As of September 30, 2015, the Company had cash, cash equivalents and short-term investments of RMB70.144 billion ($11.037 billion). Net operating cash inflow for the third quarter of 2015 was RMB4.785 billion ($759.2 million). Capital expenditures for the third quarter of 2015 were RMB1.862 billion ($295.3 million).

Adjusted EBITDA (non-GAAP), defined in this announcement as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, was RMB3.842 billion ($604.5 million) for the third quarter of 2015, representing a 21.9% decrease from the corresponding period in 2014.

Outlook for Fourth Quarter 2015

Baidu currently expects to generate total revenues in an amount ranging from RMB18.200 billion ($2.864 billion) to RMB18.750 billion ($2.950 billion) for the fourth quarter of 2015, representing a 29.5% to 33.4% year-over-year increase. Pursuant to Baidu’s exchange of Qunar shares with Ctrip, as as a result of which Baidu no longer retains voting control of Qunar, Baidu will no longer consolidate Qunar’s financials after October 26, 2015. This forecast reflects Baidu’s current and preliminary view, which is subject to change.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8:00 PM on October 29, 2015, U.S. Eastern Time (8:00 AM on October 30, 2015, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International:	+65 67135090
China	4006208038
US:	+1 8456750437
UK:	+44 2030598139
Hong Kong:	+852 30186771

Passcode for all regions:	59702295

A replay of the conference call may be accessed by phone at the following number until November 6, 2015:

International:	+61 2 8199 0299
Passcode:	59702295

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best and most equitable way for people to find what they’re looking for. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the fourth quarter of 2015 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese and other Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted earnings per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses, particularly share-based compensation expenses, that may not be indicative of its operating performance or financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu has computed its non-GAAP financial measures using the same consistent method from quarter to quarter since April 1, 2006. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. A limitation of using non-GAAP adjusted EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures.

For investor and media inquiries, please contact:

Sharon Ng

Baidu, Inc.

Tel: +86-10-5992-4958

Investor inquiries email: ir@baidu.com

Media inquiries email: intlcomm@baidu.com

Baidu, Inc.

Condensed Consolidated Statements of Income

	Three Months Ended
(In RMB thousands except for share, per share (or ADS) information)	September 30, 2015	September 30, 2014	June 30, 2015
	Unaudited	Unaudited	Unaudited
Revenues:
Online marketing services	17,680,374	13,427,179	16,227,496
Other services	702,707	92,577	347,742

Total revenues	18,383,081	13,519,756	16,575,238

Operating costs and expenses:
Cost of revenues (note 1, 2)	(7,479,580)	(5,068,337)	(6,503,020)
Selling, general and administrative (note 2)	(5,701,859)	(2,700,008)	(3,889,844)
Research and development (note 2)	(2,689,970)	(1,831,590)	(2,712,681)

Total operating costs and expenses	(15,871,409)	(9,599,935)	(13,105,545)

Operating profit	2,511,672	3,919,821	3,469,693

Other income:
Interest income	616,171	536,367	612,523
Interest expense	(329,372)	(177,168)	(213,522)
Foreign exchange income (loss), net	61,407	(44,476)	5,396
Loss from equity method investments	(8,856)	(9,982)	(2,417)
Other income, net	200,625	20,091	142,382

Total other income	539,975	324,832	544,362

Income before income taxes	3,051,647	4,244,653	4,014,055

Income taxes	(590,517)	(656,768)	(762,951)

Net income	2,461,130	3,587,885	3,251,104

Less: net loss attributable to noncontrolling interests	(379,939)	(288,227)	(410,909)
Net income attributable to Baidu, Inc.	2,841,069	3,876,112	3,662,013

Earnings per share for Class A and Class B ordinary shares:
Net income attributable to Baidu, Inc.-Basic	79.38	110.53	102.23
Net income attributable to Baidu, Inc.-Diluted	79.20	110.02	101.86

Earnings per ADS (1 Class A ordinary share equals 10 ADSs ):
Net income attributable to Baidu, Inc.-Basic	7.94	11.05	10.22
Net income attributable to Baidu, Inc.-Diluted	7.92	11.00	10.19

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	34,850,398	35,069,521	35,141,734
Diluted	34,928,787	35,231,630	35,268,366

(1) Cost of revenues are detailed as follows:
Sales tax and surcharges	(1,260,606)	(997,040)	(1,175,617)
Traffic acquisition costs	(2,411,180)	(1,741,922)	(2,111,734)
Bandwidth costs	(970,005)	(752,607)	(896,156)
Depreciation costs	(657,325)	(512,758)	(616,072)
Operational costs	(1,254,114)	(557,515)	(850,503)
Content costs	(914,545)	(498,119)	(840,223)
Share-based compensation expenses	(11,805)	(8,376)	(12,715)

Total cost of revenues	(7,479,580)	(5,068,337)	(6,503,020)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(11,805)	(8,376)	(12,715)
Selling, general and administrative	(138,133)	(102,680)	(130,418)
Research and development	(250,359)	(123,137)	(211,592)

Total share-based compensation expenses	(400,297)	(234,193)	(354,725)

Baidu, Inc.

Condensed Consolidated Balance Sheets

(In RMB thousands except for number of shares and per share data)	September 30 2015	December 31 2014
	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	14,575,190	13,852,725
Restricted cash	1,968,449	413,010
Short-term investments	55,568,672	43,818,037
Accounts receivable, net	4,177,362	3,664,447
Amounts due from related parties	50	50
Deferred tax assets, net	1,279,909	684,952
Other assets, current	5,649,886	3,407,427

Total current assets	83,219,518	65,840,648

Non-current assets:
Fixed assets, net	10,564,579	8,705,364
Intangible assets, net	3,574,316	3,574,359
Goodwill	17,699,332	17,418,895
Long-term investments, net	8,176,655	2,878,922
Deferred tax assets, net	258,649	259,127
Other assets, non-current	1,129,980	893,952

Total non-current assets	41,403,511	33,730,619

Total assets	124,623,029	99,571,267

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans	704,243	93,000
Accounts payable and accrued liabilities	19,858,180	12,964,893
Customer advances and deposits	5,557,235	4,296,440
Deferred revenue	235,082	164,809
Deferred income	532,065	518,543
Long-term loans, current portion	—	2,167,405
Capital lease obligation	49,391	57,346
Due to Related Parties, Current	1,602	8,385

Total current liabilities	26,937,798	20,270,821

Non-current liabilities:
Deferred income	45,879	39,626
Long-term loans	4,120,196	1,860,000
Notes payable	32,591,969	21,556,782
Amounts due to related parties	—	8
Deferred tax liabilities	1,078,163	1,143,821
Capital lease obligation	15,502	50,079
Other Non Current Liabilities	205,071	144,542

Total non-current liabilities	38,056,780	24,794,858

Total liabilities	64,994,578	45,065,679

Redeemable noncontrolling interests	2,155,981	1,894,502
Equity
Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,613,315 shares and 27,069,839 shares issued and outstanding as at December 31, 2014 and September 30, 2015	12	12
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,492,921 shares and 7,492,921 shares issued and outstanding as at December 31, 2014 and September 30, 2015	3	3
Additional paid-in capital	5,833,199	3,633,919
Retained earnings	50,111,572	47,659,772
Accumulated other comprehensive income (loss)	174,448	231,923

Total Baidu, Inc. shareholders’ equity	56,119,234	51,525,629
Noncontrolling interests	1,353,236	1,085,457
Total equity	57,472,470	52,611,086

Total liabilities, redeemable noncontrolling interests, and equity	124,623,029	99,571,267

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended September 30, 2014			Three months ended June 30, 2015			Three months ended September 30, 2015
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Operating profit	3,919,821	234,193	4,154,014	3,469,693	354,725	3,824,418	2,511,672	400,297	2,911,969

	Three months ended September 30, 2014			Three months ended June 30, 2015			Three months ended September 30, 2015
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Net income attributable to Baidu, Inc.	3,876,112	234,193	4,110,305	3,662,013	354,725	4,016,738	2,841,069	400,297	3,241,366

(*) The adjustment is only for share-based compensation.

Reconciliation from net cash provided by operating activities to free cash flow (in RMB thousands, unaudited)

	Three months ended September 30, 2014	As a % of total revenues	Three months ended June 30, 2015	As a % of total revenues	Three months ended September 30, 2015	As a % of total revenues
Net cash provided by operating activities	4,855,114	36%	5,727,404	35%	4,785,393	26%
Less: Capital expenditures	(1,380,039)	-10%	(923,146)	-6%	(1,861,602)	-10%

Free cash flow	3,475,075	26%	4,804,258	29%	2,923,791	16%